CLEARY GOTTLIEB STEEN & HAMILTON LLP

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RECEIVED
2005 JAN -7 A 8:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

January 5, 2005

05005032

Writer's Direct Dial: (212) 225-2683
E-Mail: ashulga@cgsh.com

BY HAND

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Information Announcements by OAO Mosenergo (File No. 82-4475) Pursuant to Rule 12g3-2(b)(1)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, OAO Mosenergo (the "Company"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act, we are submitting herewith one copy of the Company's (1) Announcement of the Resolutions Adopted by the Board of Directors of the Company and (2) Announcement with respect to the Issuer's Record Dates pursuant to subparagraph (b)(1)(i).

If you have any questions or require any further information, please do not hesitate to contact me at (212) 225-2683.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Arina Shulga

Arina Shulga

PROCESSED
JAN 11 2005
THOMSON FINANCIAL

Enclosure

De 1/11

ANNOUNCEMENT
ON INFORMATION WHICH MAY SUBSTANTIALLY AFFECT THE VALUE OF THE ISSUER'S SECURITIES

"RESOLUTIONS ADOPTED BY THE BOARD OF DIRECTORS"

1. **Full corporate name of the Issuer, including its legal form**: Open Joint Stock Company of Energy and Electrification OAO "Mosenergo"
2. **Location of the Issuer:** 8 Raushskaya emb., Moscow 115035, Russian Federation
3. **Taxpayer Identification Number assigned to the Issuer by the tax authorities:** 7705035012
4. **The Issuer's unique code assigned by the registration authority**: 00085-A
5. **Web page address used by the Issuer for the publication of information about data which can substantially affect the value of securities**: http://www.mosenergo.ru
6. **Date of the meeting of the Issuer's Board of Directors:** December 25, 2004
7. **Date of preparation and the number of the Minutes of the meeting of the Issuer's Board of Directors:**

December 25, 2004, Minutes No. 12

8. **Resolutions adopted by the Issuer's Board of Directors on one or several of the following issues:**

- determination of the Company's business priorities: change of material terms of the Company's restructuring in respect of the timing of measures to be taken with respect to restructuring of OAO Mosenergo;

The Board of Directors RESOLVED:

To convene the general shareholders' meetings of:

- OAO Energy Management Company;
- OAO Trunk Grid Company;
- OAO Moscow City Electricity Network Company;
- OAO Moscow Heating Network Company;
- OAO Moscow Region Electricity Network Company;
- OAO Mosenergosbyt – Supply Company;
- OAO Specialized Design Bureau for Repair and Modernization;
- OAO Mosteplosetenergoremont;
- OAO Mosenergosetstroi;
- OAO GRES-4;
- OAO GRES-5;
- OAO GRES-24; and
- OAO Zagorskaya GAES.

By personal attendance (joint presence).

To determine the date, place and time of the general shareholders' meetings, as well as the commencement time for the registration of participants for such meetings, as follows:

1. The general shareholders' meeting of OAO Energy Management Company:
   Date: **February 28, 2005.**
   Time: **10:00 a.m.**

Commencement of registration: **9:00 a.m.**
Place: **3 Lenin street, the city of Dzerzhinsky, Moscow region.**

2. The general shareholders' meeting of OAO Trunk Grid Company:
Date: **February 28, 2005.**
Time: **10:00 a.m.**
Commencement of registration: **9:00 a.m.**
Place: **3 Lenin street, the city of Dzerzhinsky, Moscow region.**
3. The general shareholders' meeting of OAO Moscow City Electricity Network Company:
Date: **February 28, 2005.**
Time: **10:00 a.m.**
Commencement of registration: **9:00 a.m.**
Place: **3 Lenin street, the city of Dzerzhinsky, Moscow region.**
4. The general shareholders' meeting of OAO Moscow Heating Network Company:
Date: **February 28, 2005.**
Time: **10:00 a.m.**
Commencement of registration: **9:00 a.m.**
Place: **3 Lenin street, the city of Dzerzhinsky, Moscow region.**
5. The general shareholders' meeting of OAO Moscow Region Electricity Network Company:
Date: **February 28, 2005.**
Time: **10:00 a.m.**
Commencement of registration: **9:00 a.m.**
Place: **3 Lenin street, the city of Dzerzhinsky, Moscow region.**
6. The general shareholders' meeting of OAO Mosenergosbyt – Supply Company:
Date: **February 28, 2005.**
Time: **10:00 a.m.**
Commencement of registration: **9:00 a.m.**
Place: **3 Lenin street, the city of Dzerzhinsky, Moscow region.**
7. The general shareholders' meeting of OAO Specialized Design Bureau for Repair and Modernization:
Date: **February 28, 2005.**
Time: **10:00 a.m.**
Commencement of registration: **9:00 a.m.**
Place: **3 Lenin street, the city of Dzerzhinsky, Moscow region.**
8. The general shareholders' meeting of OAO Mosteplosetenergoremont:
Date: **February 28, 2005.**
Time: **10:00 a.m.**
Commencement of registration: **9:00 a.m.**
Place: **3 Lenin street, the city of Dzerzhinsky, Moscow region.**
9. The general shareholders' meeting of OAO Mosenergosetstroi:
Date: **February 28, 2005.**
Time: **10:00 a.m.**
Commencement of registration: **9:00 a.m.**
Place: **3 Lenin street, the city of Dzerzhinsky, Moscow region.**
10. The general shareholders' meeting of OAO GRES-4:
Date: **February 28, 2005.**
Time: **10:00 a.m.**

Commencement of registration: **9:00 a.m.**
Place: **3 Lenin street, the city of Dzerzhinsky, Moscow region.**

11. The general shareholders' meeting of OAO GRES-5:
    Date: **February 28, 2005.**
    Time: **10:00 a.m.**
    Commencement of registration: **9:00 a.m.**
    Place: **3 Lenin street, the city of Dzerzhinsky, Moscow region.**
12. The general shareholders' meeting of OAO GRES-24:
    Date: **February 28, 2005.**
    Time: **10:00 a.m.**
    Commencement of registration: **9:00 a.m.**
    Place: **3 Lenin street, the city of Dzerzhinsky, Moscow region.**
13. The general shareholders' meeting of Zagorskaya GAES:
    Date: **February 28, 2005.**
    Time: **10:00 a.m.**
    Commencement of registration: **9:00 a.m.**
    Place: **3 Lenin street, the city of Dzerzhinsky, Moscow region.**

To determine the record date for preparation of the list of persons entitled to participate in the general shareholders' meetings of new companies at January 12, 2005.

To approve the following agenda of the general shareholders' meeting of each of the newly established companies:

- Approval of the Charter of the newly established Company.
- Election of members of the Audit Commission of the newly established Company.
- Election of the General Director of the newly established Company.
- Election of members of the Board of Directors of the newly established Company.

First Deputy General Director – Managing Director (Corporate Policy and Property Management) D.V. Vasilyev

Date: December 25, 2004

ANNOUNCEMENT ON MATERIAL EVENT
"INFORMATION ON THE ISSUER'S RECORD DATES"

1. Full corporate name of the Issuer, including its legal form: Open Joint Stock Company of Energy and Electrification OAO "Mosenergo"
2. Location of the Issuer: 8 Raushskaya emb., Moscow 115035, Russian Federation
3. Taxpayer Identification Number assigned to the Issuer by tax authorities: 7705035012
4. The Issuer's unique code assigned by the registration authority: 00085-A
5. Code of material event: 0800085A25122004
6. Web page address used by the Issuer for the publication of information about material events: http://www.mosenergo.ru
7. Name of periodical used by the Issuer for the publication of information about material events: social and political newspaper "Izvestiya", and magazine "Supplement to the Bulletin of the FSFM of Russia"
8. Type, category (class), series and other identification signs of registered securities: common registered non-documentary shares (No. and date of state registration: 1-01-00085-A of June 17, 2003)
9. Purpose for which the list of registered shareholders is prepared:
participation in general shareholders' meetings of newly established companies: OAO Energy Management Company, OAO Trunk Grid Company, OAO Moscow City Electricity Network Company, OAO Moscow Heating Network Company, OAO Moscow Region Electricity Network Company, OAO Mosenergosbyt - Supply Company, OAO Specialized Design Bureau for Repair and Modernization, OAO Mosteplosetenergoremont, OAO Mosenergosetstroi, OAO GRES-4, OAO GRES-5, OAO GRES-24, and OAO Zagorskaya GAES;
10. Date as of which the list of registered shareholders is prepared:
January 12, 2005.
11. Date of preparation of the minutes of the meeting of the Issuer's authorized body at which the decision on the record date for preparation of the list of the Issuer's registered shareholders is prepared: December 25, 2004 (Protocol No. 12 of the Board of Directors' meeting of OAO "Mosenergo").

First Deputy General Director – D.V. Vasilyev
Managing Director (Corporate Policy and Property Management)

Date: December 25, 2004